April 9, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. H. Roger Schwall

Mr. PJ Hamidi

Re:                             Evolution Petroleum Corporation
Registration Statement on Form S-3
File No. 333-193899

Dear Mr. Schwall and Mr. Hamidi:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evolution Petroleum Corporation (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-193899 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 3:00 p.m., Washington, D.C. time, on April 11, 2014, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:  (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Very truly yours,

EVOLUTION PETROLEUM CORPORATION

/s/ Randall D. Keys
Randall D. Keys
Senior Vice President, Chief Financial Officer and Treasurer